Exhibit 99.1 F O R I M M E D I A T E R E L E A S E

ALAMOS GOLD INC.
130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.

International Cyanide Management Code Certification Received for Mulatos Mine

Toronto, Ontario (March 27, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that its wholly-owned subsidiary, Minas de Oro Nacional, S.A. de C.V., has been certified in full compliance with the International Cyanide Management Code (the “Cyanide Code”) at its Mulatos Mine. The objective of the Cyanide Code is to improve the management of cyanide used in gold mining and assist in the protection of human health and the reduction of environmental impacts. The International Cyanide Management Institute (“ICMI”) was established to administer the Cyanide Code, promote its adoption, evaluate its implementation, and manage the certification process.

Manley Guarducci, Chief Operating Officer of the Company, said, “We are very pleased to have completed the process for certification under ICMI standards at Mulatos. This demonstrates once again our commitment to minimizing our environmental footprint and to meeting, and where possible exceeding, regulatory requirements in our environmental performance.”

ICMI has received and accepted a Detailed Audit Findings Report prepared by an independent professional third-party auditor, who evaluated the Company’s Mulatos Mine against the ICMI’s Verification Protocol and found it in full compliance with the Cyanide Code’s Principles and Standards of Practice.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $480 million in cash and equity investments, is debt-free, and unhedged to the price of gold. As of March 14, 2013, Alamos had 127,455,786 common shares outstanding (132,326,086 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Jo Mira Clodman Vice President, Investor Relations (416) 368-9932 x 401	Scott K. Parsons Manager, Investor Relations (416) 368-9932 x 439

T R A D I N G   S Y M B O L :      T S X  : A G I      N Y S E : A G I

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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